FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 15, 2003

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant's name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 ---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: September 15, 2003	/s/ Dawn Moss Dawn Moss, Corporate Secretary

NEWS RELEASE TSX: ELD AMEX: EGO	ELD No. 03-18 September 15, 2003

KISLADAG RESERVES INCREASE TO 5.1 MILLION OUNCES

Eldorado Gold Corporation ("Eldorado" or the "Company"), is pleased to announce an 11% increase in minable reserves at its 100% owned Kisladag Gold Project (the "Project") located in western Turkey, increasing the reserves to 5.1 million ounces. The increase of 521,000 ounces of gold is derived from additional drilling subsequent to the completion of the Kisladag Feasibility Study resource estimate.

A total of 7,057 meters of reverse circulation drilling has been completed on the Project in 2003, increasing the total drilling to 37,190 meters.  This program succeeded in upgrading inferred resources within and peripheral to the Feasibility pit design.

The mineral resource estimate has been prepared by Mr. Gary Giroux, Associate, Micon International in accordance with National Instrument 43-101, based on an updated block model prepared by Eldorado. The results of the revised resource estimate are compared with the Feasibility Study resource estimate in Table 1.

Table 1:  Resource Estimate

	Feasibility Resource Estimate			Revised Resource Estimate
	Tonnes	g/t Au	Ounces	Tonnes	g/t Au	Ounces
Measured	47,500,000	1.28	1,960,000	59,081,300	1.23	2,336,300

Indicated	118,900,000	1.07	4,090,000	155,722,500	0.97	4,856,300

M&I	166,400,000	1.13	6,050,000	214,803,800	1.04	7,192,600

Inferred	69,100,000	0.81	1,810,000	45,500,000	0.75	1,197,900

Cut-off grade of  0.4 g/t Au

Minable reserves have been estimated in consultation with Mr. Callum Grant, Manger Mining, Hatch Associates, Vancouver, using the operating parameters defined in the Feasibility Study and are based on a US$325 gold price.  Pit optimization runs have been applied to the updated resource estimate to generate a new pit design from which the minable reserves have been derived.  A comparison of the reserves from the Feasibility Study and the revised reserve estimate are presented below in Table 2.

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Table 2:  Reserve Estimate

	Feasibility Reserve Estimate			Revised Reserve Estimate
Ore Type	Tonnes	g/t Au	Ounces	Tonnes	g/t Au	Ounces
Oxide	27,239,000	0.93	811,000	30,478,000	0.88	862,400

Primary	87,900,000	1.32	3,721,000	104,546,000	1.25	4,190,600

Total Ore	115,139,000	1.23	4,532,000	135,024,000	1.16	5,053,000

Total Waste	105,800,000			108,259,000

Total Mined	220,939,000			243,283,000

Stripping Ratio	0.92			0.80

Cut off grade

 0.35 g/t Oxide

0.50 g/t Primary

Revisions to the Kisladag pit design have resulted in an increase in overall tonnage of 17%.    The larger pit extends 20 meters deeper and further to the east-northeast.  Inferred ore within the pit has been significantly reduced to less than 1.0 million tonnes, contributing to a reduced waste/ore strip ratio.

Following receipt of the Environmental Positive Certificate in June 2003, the Company continues  to complete the remaining permitting, engineering and land acquisition steps enabling the planned construction decision by year-end.

Eldorado is a gold producing and exploration  company with gold assets in Brazil and Turkey, two countries that we believe have substantial geological potential.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to experience continued growth and value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

"Paul N. Wright"

Paul N. Wright

President and Chief Executive Officer

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

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The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company's technical reports, including the Annual Information Form and other reports filed under the Company's name at www.sedar.com.  A qualified person has verified the data contained in this release.

Note to U.S. Investors.  While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this news release concerning descriptions of  mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to "indicated mineral resource" and "inferred mineral resource" there is  a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to "Narrative Description of the Business - Risk Factors" in the Company's Annual Information Form.  Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the potential of Eldorado's properties and expectations of growth.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities.

Eldorado Gold Corporation's shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations Phone: 604.601.6650 or 1.888.353.8166 Fax: 604.687.4026 Email nancyw@eldoradogold.com	Eldorado Gold Corporation 920-1055 W. Hastings St., Vancouver, BC V6E 2E9 Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

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